August 13, 2009

Securities and Exchange Commission
Mail Stop 4720
Attn:  William Friar
202-551-3418

Re:	Bridge Capital Holdings File Number 1-34165

Dear Mr. Friar:

We have reviewed your letter dated July 30, 2009 regarding compliance with applicable disclosure requirements and enhancements to the overall disclosures included in Bridge Capital Holdings (“Company”) annual and quarterly filings with the Securities and Exchange Commission (“SEC”).  Included below are explanations and the proposed content to be included in the disclosures of future filings for the items identified during your review of our Form 10-K for December 31, 2008 and Form 10-Q for March 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Supervision and Regulation, page 5

1.
Reference is made to the last paragraph under the sub-caption, “Insurance Premiums and Assessments,” on page 13. In future filings, either here or in the Management Discussion and Analysis, discuss the dollar amount of the anticipated increase in deposit insurance premiums for your company.

As of the filing date of the Company’s Form 10-K for December 31, 2008, the FDIC had proposed changes to the deposit insurance assessment system beginning with the second quarter of 2009 to make the increase in assessments fairer by requiring riskier institutions to pay a larger share (based upon four risk categories).  Based upon the Company’s risk profile, it was anticipated that the FDIC assessment for 2009 would be approximately $1.4 million compared to approximately $530,000 for the same period one year earlier.

On February 27, 2009, the FDIC announced a special emergency assessment of 20 basis points payable September 30, 2009.  As a result, the Company has accrued $366,000 for this special assessment.

The Company disclosed in its Form 10-Q for June 30, 2009 the nature and amount of the FDIC special emergency assessment and will further enhance its future disclosures, beginning with the Form 10-Q for September 30, 2009, to include any anticipated increase in deposit insurance premiums.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Non-interest Income, page 32

2.
We note the continued increased in international fee income recognized during the fiscal 2006 through 2008 periods. Tell us and disclose in future filings, the nature of the transactions and types of services being provided which are generating this income. Your response and future disclosures should also address the accounting treatment being followed.

The Company generates international fee income on spot contracts (binding agreements for the purchase or sale of currency for immediate delivery and settlement) and forward contracts (a contractual commitment for a fixed amount of foreign currency on a future date at an agreed upon exchange rate) in connection with client’s cross-border activities. The transactions incurred are during the ordinary course of business and are not speculative in nature.  The Company recognizes income on a cash basis at the time of contract settlement in an amount equal to the spread created by the exchange rate charged to the client versus the actual exchange rate negotiated by the Company in the open market.

The Company will enhance its future disclosures, beginning with the Form 10-Q for September 30, 2009, regarding international fee income to include the nature of the transactions and types of services being provided similar to the above description.

Capital Resources, page 42

3.
In future reports, please disclose the interrelationship of the TARP securities and the private placement. If true, specifically disclose that the sale of the TARP securities was conditional upon the company raising additional equity in the capital markets.

On November 13, 2008, the U.S. Treasury approved the Company’s participation in the TARP Capital Purchase Program, subject to the Company raising additional equity in an amount satisfactory to Treasury.  On December 4, 2008, investors agreed to purchase $30 million of the Company’s Series B and B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock in a private placement, subject to Treasury approving our participation in the TARP Capital Purchase Program and our satisfying all legal requirements for selling equity securities to Treasury under the program.  Based on discussions with Treasury representatives, the Company understood that raising $30 million would satisfy the requirement that we raise additional equity.  The Company sold $30 million of our Series B and B-1 Preferred Stock in a private placement on December 17, 2008 and subsequently sold $23.9 million in TARP securities to Treasury on December 23, 2008.

The Company will enhance its future disclosures, beginning with the Form 10-Q for September 30, 2009, regarding the relationship of the TARP securities and the private placement and specifically that the sale of TARP securities was conditioned upon the Company raising additional equity.

Consolidated Statements of Cash Flows, page 55

4.
We note the recognition of $711 thousand in gains on the sale of securities during fiscal 2008; however, the disclosures within the financing activities section of the statement of cash flows do not identify any securities as being sold. Tell us the reasons for this discrepancy and revise your disclosures in future filings.

The proceeds from the sale of securities during fiscal 2008 are included on the Consolidated Statements of Cash Flows in the Form 10-K for December 31, 2008 on the line item Proceeds From Maturities of Securities Available for Sale under Cash Flows From Investing Activities.

The Company will revise its future disclosures, beginning with the Form 10-Q for September 30, 2009, to properly reflect the proceeds from maturities and sales of securities under Cash Flows From Financing Activities and reflect any gain/loss on sale as an adjustment to Net Income under Cash Flows From Operating Activities.

Notes to Consolidated Financial Statements

Note 16 Preferred Stock — TARP, page 77

5.
Tell us how you determined the relative fair values of both the preferred stock and the warrants issued to the U.S. Treasury Department in conjunction with the TARP related sale in December of 2008. You should disclose, in future filings, the assumptions utilized in arriving at the relative fair values.

The Company performed a net present value calculation to determine a relative fair value of $17.7 million for the preferred stock issued to the U.S. Treasury Department.  The calculation assumed that the preferred stock would be repurchased by the Company in five years and utilized a twelve percent discount rate.

The Company performed a Black-Scholes calculation to determine a relative fair value of $52,000 for the warrants issued to the U.S. Treasury Department.  The calculation assumed the following:

Company Stock Price	$4.40
Warrant Conversion Price	$9.03
Expected Life (Years)	5.00
Annualized Volatility	22.00%
Annual Dividend Rate	0.00%
Discount Rate (Bond Equivalent Rate)	1.53%

The Company will enhance its future disclosures, beginning with the Form 10-Q for September 30, 2009, regarding the assumptions utilized in arriving at the relative fair values of the preferred stock and the warrants issued to the U.S. Treasury Department in conjunction with the TARP related sale in December 2008.

6.
Tell us how you are accounting for the discount on the TARP related preferred stock issued in December of 2008. We note that the discount should be amortized over the estimated life of the warrant using the effective yield method. Further, in arriving at net income available to common shareholders, both the accretion of the discount and dividends paid on the preferred shares should be considered.

In order to determine the amount of TARP capital that should be allocated to the warrants, the Company calculated a warrant allocation ratio (APB Opinion No. 14).  This ratio is equal to the value of the fair value of the warrants divided by the sum of the fair value of the warrants plus the fair value of the straight preferred stock.  This ratio was then multiplied by the total amount of TARP capital issued resulting in a value of approximately $70,000 being allocated to the warrants (i.e. the discount on the TARP related preferred stock).  The assumed life of the warrants is five years and therefore the discount is being amortized over that time period.  Due to immateriality, the discount is being amortized utilizing the straight-line method.  Additionally, the amortization of the discount has been immaterial to net income available to common shareholders and has had no impact on earnings per common share.

Form 10-Q filed for the Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk and Provision for Loan Losses, page 22

7.
We note the continued deterioration in the credit quality of your loan portfolio during fiscal 2008 and into the first quarter of 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. So that a reader will have a clearer understanding of the deterioration being experienced within your loan portfolio, the disclosures within your future filings should be expanded to specifically discuss the nature, geographical location and type of loans contributing to these increases, the problems associated with the specific individual loans, the charge-offs recorded, and the triggering events which lead to both the charge-offs and the significantly increased loan loss provisions. Your disclosures should also address the changes in the coverage ratio of the loan loss allowance to nonperforming loans. Additionally, you should discuss how these more recent and specific events and circumstances have been factored into and considered in the determination of the allowance for loan loss methodologies established by management. Provide us with your proposed future disclosures.

The Company requires additional time to respond to the above comment in light of its complexity and respectively requests an extension until September 10, 2009 to provide such response.

8.
We note in your tabular presentation on page 24, the breakdown of nonperforming loans at March 31, 2009. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, you should address the following in future filings:

•	discuss the processes taken by management in identifying potential problem loans;
•	discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;
•	discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
•	discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and
•	discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

Provide us with you proposed future disclosures.

The Company requires additional time to respond to the above comment in light of its complexity and respectively requests an extension until September 10, 2009 to provide such response.

Leverage, page 28

9.
We note your policy of deploying earning assets primarily in federal funds sold to address the potential volatility of deposit balances and to accommodate projected loan funding, and in short term fixed rate investments to mitigate interest rate risk associated with the Company’s asset-sensitive balance sheet. Your disclosures in future filings should address the adverse impact on net interest income and on the net interest margin as a result of the company investing a significant portion of their interest earning assets in low yielding investments.

The Company effectively repositioned the composition of the balance sheet and improved its liquidity position in response to the recent economic downturn and potential volatility of the deposit portfolio.  The Company will enhance its future disclosures, beginning with the Form 10-Q for September 30, 2009, regarding any beneficial or adverse impact on net interest income and on the net interest margin as a result of strategic decisions that have been implemented to manage the business through a variety of economic cycles.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in SEC filings.  Additionally, the Company acknowledges that staff comments from the SEC or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings.  The Company will not assert staff comments from the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any additional questions on the items identified during your review and the responses noted above to me at 408-556-8308 or in my absence Debra J. Bradford, Senior Vice President and Accounting/Financial Reporting Officer, at 408-556-8356.

Sincerely,

/s/ Thomas A. Sa
Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings